FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (“Rubicon”)

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

December 8, 2006

ITEM 3 - NEWS RELEASE

The press release was issued December 8, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Rubicon Minerals Corporation has now closed its Plan of Arrangement, effective December 8, 2006.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Rubicon Minerals Corporation has now closed its Plan of Arrangement, effective December 8, 2006.

As a result of the Arrangement, all existing Rubicon Shareholders as of December 19, 2006 (which has been fixed as the Share Distribution Record Date) will be automatically entitled to receive, without further payment or consideration, shares in each of Rubicon, Africo Resources Ltd. and Paragon Minerals Corporation based on the following exchange ratios (subject to minor adjustment in the case of the Africo shares):

•	Rubicon - 1 for 1

•	Africo - 10.81 for 1 (each 10.81 shares held in Rubicon as of the Share Distribution Record Date will be exchanged for 1 share of Africo)

•	Paragon - 6 for 1 (each 6 shares held in Rubicon as of the Share Distribution Record Date will be exchanged for 1 share of Paragon).

As a result of the Arrangement, Rubicon's assets now consist of Rubicon's Red Lake, Ontario gold assets. Africo's key asset is the Kalukundi copper-cobalt deposit in the Democratic Republic of Congo (Rubicon held a 39.6% equity interest in Africo prior to the Arrangement). Paragon's assets consist of Rubicon's Newfoundland gold and base-metal assets.

Rubicon's common shares will continue to trade on the TSX and AMEX under the symbols RMX and RBY, respectively. The common shares of Africo will trade on the TSX under the symbol ARL and the common shares of Paragon will trade on the TSX Venture Exchange under the symbol PGR, subject in both cases to satisfaction of customary stock exchange conditions, including filing of all required documentation with the TSX and TSX Venture Exchange, respectively. The TSX and the TSX Venture Exchange will each respectively issue a notice confirming the date on which each of these securities will be posted for trading.

The Effective Date of the Arrangement, December 8, 2006, is the date on which the Arrangement became legally effective. The Share Distribution Record Date, December 19, 2006, is the date which has been fixed in consultation with the TSX to establish a "cut-off date" in order to determine which Rubicon shareholders are entitled to receive shares in the new companies described above. Each Rubicon shareholder who holds Rubicon common shares on that date will receive the appropriate number of shares in Africo and Paragon (as well as retaining such shareholder's Rubicon shares).

Under the rules of the TSX and AMEX, respectively, Rubicon common shares will commence trading "ex-dividend" with respect to the shares to be distributed under the Arrangement on the opening of trading on December 15, 2006 on the TSX and on December 22, 2006 on AMEX. Accordingly, the last opportunity for investors to purchase Rubicon shares in order to participate in the spin-out will be immediately prior to the close of trading on December 14, 2006 on the TSX and immediately prior to the close of trading on December 21, 2006 on AMEX.

As soon as practicable after the Share Distribution Record Date and in any event no later than December 21, 2006, new share certificates representing the Paragon common shares and Africo common shares will be sent to all registered holders of Rubicon common shares on the Share Distribution Record Date.

After the Share Distribution Record Date, share certificates representing, on their face, common shares of Rubicon will be deemed to represent only Rubicon common shares. Therefore, holders of Rubicon common shares must retain their current Rubicon share certificates as evidence of their ownership of Rubicon common shares. Certificates representing, on their face, Rubicon common shares will continue to constitute good delivery in connection with the sale of Rubicon common shares completed on the facilities of the TSX and AMEX after the Share Distribution Record Date.

Under the Arrangement, no fractional shares will be issued and fractional interests will be rounded down to the nearest whole common share.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 15th day of December, 2006.